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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 49677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** AND ENDING **12/31/2010**
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ARVEST INVESTMENTS, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

921 W. Monroe Ave.
(No. and Street)

Lowell, Arkansas 72745
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Name: **Calvin Jarrett**   (Area Code – Telephone Number): **(479) 770-1825**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

(Address) **10 Tenth Street**   (City) **Atlanta**   (State) **Georgia**   (Zip Code) **30309**

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Calvin Jarrett**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Arvest Investments, Inc.**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KARIN CROFT
MY COMMISSION # 12364633
EXPIRES: February 22, 2018
Benton County

Calvin Jarrett
Signature

President-Investment Services
Title

Karin Croft
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Arvest Investments, Inc.
December 31, 2010

Arvest Investments, Inc.

(A wholly-owned subsidiary of Arvest Bank)
Financial Statements and
Supplementary Information
December 31, 2010

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Index
December 31, 2010



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Board of Directors of Arvest Bank Group, Inc. and
Stockholder of Arvest Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Arvest Investments, Inc. (a wholly-owned subsidiary of Arvest Bank) (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 7, the Company has significant transactions with its parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2011

1

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$ 6,710,205
Receivables from broker-dealers	1,190,446
Trading securities	138,721
Notes receivable	802,065
Prepaid expenses	250,579
Other assets	131,280
Total assets	**$ 9,223,296**

Liabilities and Stockholder's Equity

Payable to Arvest Bank	$ 2,191,194
Payables to broker-dealers	160,036
Accrued compensation expense	1,355,391
Other liabilities	16,675
Total liabilities	**3,723,296**
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	5,500,000
Total stockholder's equity	**5,500,000**
Total liabilities and stockholder's equity	**$ 9,223,296**

The accompanying notes are an integral part of the financial statements.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Operations
Year Ended December 31, 2010

Revenues	
Commissions	$ 18,732,737
Mutual fund fees	2,165,563
Trading profits	422,924
Other income	718,964
Total revenues	22,040,188
Expenses	
Compensation and related benefits	19,021,048
Market data services	729,699
Occupancy	539,221
Travel expenses	333,241
Regulatory fees and expenses	314,636
Other expenses	1,004,091
Total expenses	21,941,936
Net revenue prior to allocation to Arvest Bank	98,252
Allocation of net revenue to Arvest Bank	(98,252)
Net income	$ -

The accompanying notes are an integral part of the financial statements.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2010	$ 5,500,000	$ -	$ -	$ 5,500,000
Net income	-	-	-	-
Balance at December 31, 2010	$ 5,500,000	$ -	$ -	$ 5,500,000

The accompanying notes are an integral part of the financial statements.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Decrease in receivables from broker-dealers	31,233
Decrease in trading securities	895,877
Decrease in notes receivable	355,509
Increase in prepaid expenses	(50,635)
Decrease in other assets	16,112
Decrease in payable to Arvest Bank	(303,272)
Decrease in payables to broker-dealers	(885,484)
Increase in accrued compensation expense	20,345
Decrease in other liabilities	(10,325)
Net cash provided by operating activities	69,360
Cash and cash equivalents	
Beginning of year	6,640,845
End of year	$ 6,710,205
Supplemental cash flows disclosures	
Interest paid	$ 1,726

The accompanying notes are an integral part of the financial statements.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Notes to Financial Statements
December 31, 2010

1. Organization and Nature of Business

Arvest Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. The Company is an Arkansas corporation that is a wholly-owned subsidiary of Arvest Bank, a wholly-owned indirect subsidiary of Arvest Bank Group, Inc. ("ABG"). The Company primarily acts as an introducing broker-dealer offering a wide range of investment security products to retail customers of Arvest Bank.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

The significant accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

The following is a summary of the more significant accounting policies of the Company:

Income Recognition
Commission revenues and mutual fund fees are recorded by the Company on a trade date basis as securities transactions occur.

Trading Securities
Trading securities and securities sold, not yet purchased are carried at fair value based on quoted market prices.

Income Taxes
The Company's operations are included in the consolidated federal and state income tax returns of ABG. Since the Company generates no taxable income or significant permanent or temporary differences, no income tax provision has been recorded.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Statement of Changes in Subordinated Liabilities
The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed at December 31, 2010 or during the year then ended.

Fair Values of Financial Instruments
The Company uses fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Trading securities are recorded at fair value on a recurring basis. Information about the extent to which fair value is used to measure assets and

liabilities, the valuation methodologies used and its effect on earnings is included in Note 9 "Fair Value Measurements."

3. Recently Issued Accounting Standards

Accounting for Transfers of Financial Assets. In June 2009, the FASB issued guidance to change how entities account for transfers of financial assets by (1) eliminating the concept of a qualifying special-purpose entity;(2) defining the term "participating interest" to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale; (3) clarifying the isolation analysis to ensure that an entity considers all of its continuing involvements with transferred financial assets to determine whether a transfer may be accounted for as a sale; (4) eliminating an exception that currently permits an entity to derecognize certain transferred mortgage loans when that entity has not surrendered control over those loans; and (5) requiring enhanced disclosures about transfers of financial assets and a transferor's continuing involvement with transfers of financial assets accounted for as sales. This guidance is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. The Company adopted this guidance effective January 1, 2010. The adoption of this guidance did not have any effect on the Company's financial condition or results of operations.

Accounting for the Consolidation of Variable Interest Entities. In June 2009, the FASB issued guidance to improve financial reporting by enterprises involved with variable interest entities (VIEs) and to provide more relevant and reliable information to users of financial statements. This guidance amends the manner in which entities evaluate whether consolidation is required for VIEs. An entity must first perform a qualitative analysis in determining whether it must consolidate a VIE, and if the qualitative analysis is not determinative, the entity must perform a quantitative analysis. The guidance also requires that an entity continually evaluate VIEs for consolidation, rather than making such an assessment based upon the occurrence of triggering events. Additionally, the guidance requires enhanced disclosures about how an entity's involvement with a VIE affects its financial statements and its exposure to risks. This guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. The Company adopted this guidance effective January 1, 2010. The adoption of this guidance did not have any effect on the Company's financial condition or results of operations.

Fair Value Measurements and Disclosures. In January 2010, the FASB issued guidance that requires new disclosures related to transfers in and out of Level 1 and 2 fair value hierarchy, and activity in Level 3 fair value hierarchy, and clarifies some existing disclosure requirements about fair value measurement. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in Level 3 fair value hierarchy. Those disclosures are effective for fiscal years beginning after December 15, 2010 (January 1, 2011 for the Company). Except for the disclosures about activity in Level 3 fair value hierarchy, the Company adopted this guidance, effective January 1, 2010, which resulted in enhanced fair value disclosures but had no effect on the Company's financial condition or results of operation. The adoption of the new disclosures about activity in Level 3 fair value hierarchy will not have any effect on the Company's financial condition or results of operations.

Scope Exception Related to Embedded Credit Derivatives. In March 2010, the FASB issued amended guidance to clarify that the only type of embedded credit derivative feature related to the transfer of credit risk that is exempt from derivative bifurcation requirements is one that is in the form of subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination will need to assess these embedded credit derivatives to determine if bifurcation and separate accounting as a derivative is required. This guidance is effective at the beginning of the first interim reporting

period beginning after June 15, 2010 (January 1, 2011 for the Company). The adoption of this guidance will not have any effect on the Company's financial condition or results of operations.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. In July 2010, the Financial Accounting Standards Board (FASB) issued amended guidance to enhance disclosures about an entity's allowance for credit losses and the credit quality of its financing receivables. The amended guidance requires all public and nonpublic entities with financing receivables, including loans, lease receivables and other long-term receivables, to provide disclosure of the following: (1) the nature of credit risk inherent in financing receivables; (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses; and (3) the changes and reasons for those changes in the allowance for credit losses. Both new and existing disclosures must be disaggregated by portfolio segment or class of financing receivable. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. Short-term accounts receivable, receivables measured at fair value or at the lower of cost or fair value, and debt securities are exempt from this amended guidance. For public entities, the required disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The Company adopted this guidance effective December 31,2010. The adoption of this guidance did not have any effect on the Company's financial condition or results of operations. The required disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010 (January 1, 2011 for the Company) and will have no effect on the Company's financial condition or results of operations.

4. **Receivables From Broker-Dealers**

Amounts receivable from broker-dealers at December 31, 2010 consisted of fees and commissions receivable from the Company's clearing brokers.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and establishes a maximum ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2010, the Company had net capital of $4,258,184 which was $4,008,184 in excess of its required net capital of $250,000, and a ratio of aggregate indebtedness to net capital of .87 to 1, which was less than the maximum allowable ratio of 15 to 1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

6. **Notes Receivable**

Notes receivable consist of loans to registered representatives with maturities ranging from two to five years. The company makes loans to registered representatives as a part of its hiring process. A portion of these loans will be forgiven over a period of time (typically five years) if the registered representative meets certain production levels. Reserves have not been established on these loans as substantially all of the outstanding note balances are collateralized by fund balances in brokerage accounts.

7.   Transactions with Arvest Bank

The Company is the exclusive provider of retail brokerage services for Arvest Bank and primarily derives its revenues from these services. Most of the Company's registered representatives are located in banking locations of Arvest Bank and, therefore, Arvest Bank customers have ready access to the registered representatives. In connection with this relationship, the Company is a party to an agreement with Arvest Bank under which all of the Company's revenues, net of the direct expenses incurred in connection with the generation of the revenues, plus an allocation of all of the Company's other expenses are allocated to Arvest Bank. As a result, the Company reports no net income after such allocations.

The Company rents office space and equipment and purchases support services, including all personnel services, from Arvest Bank. Total expenses incurred for the above activities for the year ended December 31, 2010 amounted to $19,222,955. The amount payable to Arvest Bank at December 31, 2010 of $2,191,194 represents unpaid balances relating to these expenses. Stated financial results may differ if these transactions were conducted with other external parties.

Arvest Bank may, from time to time, provide the Company with capital contributions in order to maintain minimum net capital requirements. During the year ended December 31, 2010, there were no such contributions of capital. The Company also maintained cash on deposit with Arvest Bank at December 31, 2010 totaling $106,033.

8.   Commitments and Contingent Liabilities

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any litigation or claims against the Company which would materially affect its financial position or results of operations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing brokers extend credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing brokers clear customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the clearing broker may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Any associated loss incurred by the clearing brokers may be reimbursed by the Company in accordance with the clearing agreements between the clearing brokers and the Company. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary.

As the right to charge the Company has no maximum amount and may apply to all trades executed through the clearing broker-dealers, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company had recorded no liabilities with regard to this right. The Company has not historically incurred any material losses arising from these activities and does not anticipate future losses, if any, to have a material impact on the financial statements.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Notes to Financial Statements
December 31, 2010

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

9. Fair Value Measurements

The Company records trading securities at fair value. Fair value is a market-based measurement and is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value hierarchy for disclosure of fair value measurements is used to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Level 1   Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. The types of instruments valued based on quoted market prices in active markets include active listed equities, if any, and money market securities. The Company held no Level 1 assets at December 31, 2010.

Level 2   Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. The types of instruments that valued based on quoted prices for similar assets with reasonable levels of price transparency include state and municipal obligations. At December 31, 2010, the Company held municipal obligations classified as trading securities with a fair value of $138,721.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company held no Level 3 assets during the year ended December 31, 2010.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010 for each of the fair value hierarchy levels:

	Financial Assets and Liabilities at Fair Value as of December 31, 2010				
	Level 1	Level 2	Level 3	Total	Gains/ (Losses)
Assets					
Municipal Obligations	-	138,721	-	138,721	(21,315)
Total financial assets at fair value	$ -	$ 138,721	$ -	$ 138,721	$ (21,315)

The Company held no financial instruments measured at fair value on a non-recurring basis as of December 31, 2010.

10. Subsequent Events

The Company has evaluated subsequent events and has determined there are none requiring disclosure through February 22, 2011, which is the date the financial statements were issued.

**Supplementary Information Required
By Rule 17a-5 of
the Securities and Exchange Commission**

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2010


Schedule I


Computation of Net Capital

Total stockholder's equity	$ 5,500,000
Total stockholder's equity qualified for net capital	5,500,000

Deductions
  Nonallowable assets

Trailer receivables	(79,293)
Security deposits	(30,000)
Prepaid expenses	(250,579)
Notes receivable	(802,065)
Total deductions	(1,161,937)
Net capital before haircuts on securities	4,338,063

Haircuts on securities

Trading securities	(79,879)
Total haircuts on securities	(79,879)
Net capital	$ 4,258,184

Computation of Aggregate Indebtedness

Payable to Arvest Bank	$ 2,191,194
Payables to broker-dealers	160,036
Accrued compensation expense	1,355,391
Other liabilities	16,675
Aggregate indebtedness	$ 3,723,296

Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 4,008,184
Ratio of aggregate indebtedness to net capital	.87 to 1

No material differences existed between the above computation and the computation included in the Company's unaudited FOCUS report as of December 31, 2010.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010   **Schedule II**

Credit balances $ -
   Free credit balances and other credit balances in customers' security accounts
   Monies borrowed collateralized by securities carried for the
   accounts of customers
   Monies payable against customers' securities loaned
   Customers' securities failed to receive (including credit balances in continuous
   net settlement accounts)
   Credit balances in firm accounts that are attributable to principal sales to customers
   Market value of stock dividends, stock splits and similar distributions
   receivable outstanding over thirty calendar days
   Market value of short security count differences over thirty calendar days old
   Market value of short securities and credits in all suspense accounts over thirty
   calendar days
   Market value of securities that are in transfer in excess of forty calendar days
   and have not been confirmed to be in transfer by the transfer agent or the issuer

       Total credit items $ -

Debit balances
   Debit balances in customers' cash and margin accounts excluding $ -
   unsecured accounts and accounts doubtful of collection net
   of deductions pursuant to rule 15c3-3
   Securities borrowed to effectuate short sales by customers and securities
   borrowed to make delivery on customers' securities failed to deliver
   Failed to deliver of customers' securities not older than thirty calendar days
   Other

       Gross debits   -

Less: Three percent charge

       Total debit items   -

Reserve computation
   Excess of total debits over total credits

       Required deposit $ -

No material differences existed between the above information and the information included in the Company's unaudited FOCUS report as of December 31, 2010.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
**Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010**   **Schedule III**

1. Customers' fully paid securities and excess margin securities not
   in the Company's possession or control as of December 31, 2010
   (for which instructions to reduce to possession or control had
   been issued as of December 31, 2010 but for which the required
   action was not taken by respondent within the time frames
   specified under Rule 15c3-3). $ -

   A. Number of Items   -

2. Customers' fully paid securities and excess margin securities for
   which instructions to reduce to possession or control had not been
   issued as of December 31, 2010, excluding items arising from
   "temporary lags which result from normal business operations"
   as permitted under Rule 15c3-3. $ -

   A. Number of Items   -

No material differences existed between the above information and the information included in the
Company's unaudited FOCUS report as of December 31, 2010.



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

**Report of Independent Auditors
on Internal Control Required by SEC Rule 17a-5**

To the Board of Directors of Arvest Bank Group, Inc. and
Stockholder of Arvest Investments, Inc.

In planning and performing our audit of the financial statements of Arvest Investments, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-

15



mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2011



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors
on Agreed Upon Procedures Required by SEC Rule 17a-5(e)(4)

To the Board of Directors of Arvest Bank Group, Inc. and
Stockholder of Arvest Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Arvest Investments, Inc. for the period from January 1, 2010 through December 31, 2010, which were agreed to by Arvest Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Arvest Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7T during the nine-month period ended December 31, 2010. Management is responsible for Arvest Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: Payment dated July 22, 2010 in the amount of $6,502 compared to check number 846710 obtained from Gretchen Brewer, Financial and Operational Principal and payment dated February 10, 2011 in the amount of $106 compared to check number 890062 obtained from Gretchen Brewer, Financial Operational Principal. No differences noted.

2. Compared the Total revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2010 with the Total revenue amount of $22,040,189 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2, revenues from the distribution of shares of registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment



companies or insurance company separate accounts, and from transaction in security futures contracts of $16,300,165 to supporting schedules and working papers provided by Gretchen Brewer, Financial Operational Principal. No differences noted.

b. Compared deductions on line 2, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $734,621 to supporting schedules and working papers provided by Gretchen Brewer, Financial Operational Principal. No differences noted.

c. Compared deduction on line 2, other revenue not related either directly or indirectly to the securities business of $2,360,641 to supporting schedules and working papers provided by Gretchen Brewer, Financial Operational Principal. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $2,643,036 and $6,608, respectively of the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Arvest Investments, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2010